600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com David Buck 713.220.4401 Phone 713.238.7126 Fax dbuck@andrewskurth.com

February 16, 2010

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549-7010
Attn: Parker Morrill

Re:                               Mesa Royalty Trust
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on September 16, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed on September 30, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed on October 9, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed on November 9, 2009
File No. 001-07884

Dear Mr. Morrill:

On behalf of The Bank of New York Trust Company, N.A., as Trustee of the Mesa Royalty Trust, we are responding to your comment letter dated February 3, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 34

1.                                       We note your response to our prior comment 1 and your statement that the Trustee “encountered issues” with information subject to the internal control over financial reporting and disclosure controls and procedures of the working interest owners.  With a view towards disclosure, please advise us regarding the nature of such issues.

RESPONSE:  The issues encountered by the Trustee with respect to information subject to the internal control over financial reporting and disclosure controls and procedures of the working interest owners primarily related to the calculation of reserve

Austin     Beijing     Dallas      Houston      London        New York     The Woodlands     Washington, DC

estimates.  Historically, ConocoPhillips, one of the working interest owners, prepared estimates and values of proved natural gas liquids and natural gas reserves attributable to the Trust’s overriding royalty interests in the oil and gas properties operated by ConocoPhillips.  In the course of preparing the annual report for the fiscal year ended December 31, 2007 (the “2007 10-K”), ConocoPhillips informed the Trustee that it would not prepare such a reserve report.  The Trustee engaged DeGolyer & MacNaugton, an independent reserve engineering firm (“D&M”), to prepare a reserve report, including the ConocoPhillips’ reserves, as of December 31, 2007.  In reviewing and comparing the preliminary December 31, 2007 report to prior reports (which had been prepared by ConocoPhillips), production volume and present value differences were identified.  The Trustee sought information to explain these differences.

Based on the procedures performed, the Trustee concluded with respect to December 31, 2007 reserve estimates that the differences between previous reserve estimates were primarily due to professional differences in judgment regarding estimates of San Juan Basin reserves.

As noted, the Trustee depends on the working interest owners for the accuracy and timeliness of the information required for the preparation of the Trust’s reserve report, which reserve information in turn is required to complete the financial statements of the Trust.  Neither (1) the required reserve information nor (2) the financial statements (including required footnote reserve information) could be completed until the reserve engineer could obtain and confirm this information to its satisfaction and to the satisfaction of the Trustee, which information was not within the disclosure controls and procedures of the Trustee.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Controls and Procedures

2.                                       We note your response to our prior comment 2.  It appears that your disclosure in your quarterly reports limits the scope of your conclusion regarding the effectiveness of your disclosure controls and procedures.  Please revise your disclosure to address the effectiveness  of your disclosure controls and procedures, and separately disclose your reliance on the working interest owners for information relating to the royalty properties.  In addition, please disclose why the disclosure controls and procedures were not effective with respect to information required to be disclosed by the working interest owners.  For example, we note your statement in your response to our prior comment 2 that the accurate and timely receipt by the Trustee of information outside the Trust’s control was not effective for the relevant periods.  Please disclose how the receipt of such information was not accurate and timely.  Please provide a sample of your proposed revised disclosure.

RESPONSE:  The officer acting on behalf of Trustee concluded that “the Trust’s disclosure controls and procedures were effective with respect to information within the control of the Trustee and its employees but not effective with respect to information required to be communicated by all of the working interest owners” in the Trust’s quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2009 due to the Trust’s inability to control the timeliness or quality of the information provided by the working interest owners as described above.  As noted above and elsewhere in the Trust reports, the Trustee does not believe that all information communicated by the working interest owners is within the disclosure controls and procedures of the Trustee.  The Trust risk factors and other disclosures have for many years highlighted this dependence on third parties and related risk.  Due to the actual late filing issues for the Trust’s more recent reports, the Trustee desired to clarify this distinction while highlighting the actual issue affecting disclosure, in each case without intending to limit the scope of the conclusion with respect to the Trustee’s disclosure controls and procedures.

In connection with comment 2 noted above, the Trustee proposes including the following sample disclosure related to the Trust’s disclosure controls and procedures in its future periodic reports.

“The Trustee maintains disclosure controls and procedures designed to ensure that information required to be disclosed by the Trust in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and regulations. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Trust in the reports that it files or submits under the Exchange Act is accumulated and communicated by the working interest owners to The Bank of New York Mellon Trust Company, N.A., as Trustee of the Trust, and its employees who participate in the preparation of the Trust’s periodic reports as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, the trust officer acting on behalf of the Trustee responsible for the administration of the Trust conducted an evaluation of the Trustee’s disclosure controls and procedures.  The officer acting on behalf of the Trustee concluded that the Trust’s disclosure controls and procedures were effective with respect to the Trustee and its employees.

Due to the contractual arrangements of (i) the Trust Indenture and (ii) the rights of the Trust under the Conveyance regarding information furnished by the working interest owners, the Trustee relies on information provided by the working interest owners, including (i) the status of litigation, (ii) historical operating data, plans for future operating and capital expenditures and reserve information, (iii) information relating to projected production, and (iv) conclusions regarding reserves by their internal reserve engineers or other experts in good faith. See Part I Item 1A. “Risk Factors—Trust unitholders and the Trustee have no control over the operation or development of the Royalty Properties and have little influence over operation or development” and “—The Trustee relies upon the Working Interest Owners for information regarding the Royalty Properties” in the Trust’s Annual Report on Form 10-K for the year ended December 31, 2008 for a description of certain risks relating to these arrangements and reliance, including filings such as this filing outside the time periods specified notwithstanding effective disclosure controls and procedures, of the Trustee regarding information under its control.

The officer acting on behalf of the Trustee has not conducted a separate evaluation of the disclosure controls and procedures with respect to information furnished by the working interest owners.  The Trustee notes that with respect to the annual reports on Form 10-K for December 31, 2007 and 2008, and with respect to the quarterly reports during 2008 and for the first two quarters of 2009, the Trust did not file its reports in a timely manner due to the Trustee’s need to reconcile and verify ownership, calculations of the Trust’s interest in proceeds and other information provided by working interest owners.  This information was required by the reserve engineer to prepare the reserve report for the Trustee to present the required reserve information in the SEC reports, and for the Trustee to complete the Trust’s financial statements, and a review of the basis for this information was needed prior to filing these reports.  The source of this information is not within the control of the Trustee, and thus the initial information provided to the Trustee and the timely receipt of accurate information for the preparation of these reports was not within scope of the Trustee’s disclosure controls and procedures.  The Trustee’s review of certain information and calculations by the working interest owners, along with an outside joint venture auditor, remains ongoing.  See “Business —                           .”

In connection with the foregoing response to your comments, the Trustee acknowledges that:

•                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ David C. Buck

David C. Buck

cc:                                 Mike Ulrich, The Bank of New York Trust Company, N.A.

Jeff Urban, KPMG